UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report: April 27, 2020

BrewDog USA Inc.

Delaware
(State or other jurisdiction of incorporation or organization)

47-4320975
(I.R.S. Employer Identification No.)

96 Gender Road
Canal Winchester, Oh 43110

614-400-3077
(Issuer's telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A: Common Stock

Item 9.  On April 27, 2020, BrewDog USA, Inc. (the “Company”) and Dalmore Group, LLC (“Dalmore”) entered into a Broker-Dealer Agreement ("Broker-Dealer Agreement") pursuant to which Dalmore will be the broker-dealer of record in order to provide compliance and administrative services for the offering of shares of the Company's Common Stock under Regulation A. On April 27, 2020, the Company and Prime Trust, LLC entered into a related Escrow Agreement. A new form of Subscription Agreement, the Broker-Dealer Agreement and the Escrow Agreement are filed as Exhibits to this Current Report on Form 1-U.

In addition, the Company is not able to meet its filing deadline for its annual report on Form 1-K pursuant to 17 CFR § 230.257 due to circumstances relating to coronavirus disease 2019 (COVID-19). The Company has disclosed this fact on its public website and has disclosed that it is relaying on §230.257(f). The Company notes its obligation to file its annual report on Form 1-K within 45 days of the original filing deadline. The Company hereby states in good faith that it could not file its annual report on Form 1-K on a timely basis because its auditors were unable to complete the audited financial reports in a timely manner due to circumstances relating to coronavirus disease 2019 (COVID-19).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

(Exact name of issuer as specified in its charter): BrewDog USA Inc.

By (Signature and Title): /s/ Jason Block, Chief Executive Officer

Date: April 27, 2020

Exhibits:

1A-4Form of Subscription Agreement

1A-8Escrow Agreement with Prime Trust LLC

1A-15 Broker Dealer Services Agreement with Dalmore Group LLC

EXHIBIT 1A-4

FORM OF SUBSCRIPTION AGREEMENT

SUBSCRIPTION AGREEMENT

Name of Investor:

Jason Block - Chief Executive Officer

Brew Dog USA, Inc.

96 Gender Rd

Canal Winchester, OH 43110

Re: BrewDog USA Inc. - 650,000 Shares of Common Stock (the "Shares")

1. Subscription. The undersigned hereby tenders this subscription and applies to purchase the number of Shares in BrewDog USA Inc., a Delaware corporation (the "Company") indicated below, pursuant to the terms of this Subscription Agreement. The purchase price of each Share is Sixty and No Cents ($60.00) payable in cash in full upon subscription. The undersigned further sets forth statements upon which you may rely to determine the suitability of the undersigned to purchase the Shares. The undersigned understands that the Shares are being offered pursuant to the Offering Circular filed with the Securities and Exchange Commission and its exhibits (the "Offering Circular"). In connection with this subscription, the undersigned represents and warrants that the personal, business and financial information provided to the Company along with this Subscription Agreement or through the websites www.equityforpunksusa.com, www.BrewDog.com and possibly others, is complete and accurate, and presents a true statement of the undersigned's financial condition.

2. Representations and Understandings. The undersigned hereby makes the following representations, warranties and agreements and confirms the following understandings:

(i) The undersigned has received a copy of the Offering Circular, has reviewed it carefully, and has had an opportunity to question representatives of the Company and obtain such additional information concerning the Company as the undersigned requested. All questions of the undersigned have been satisfactorily answered prior to making this investment.

(ii) The undersigned has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto; or the undersigned has utilized the services of his, her or its financial advisor or other investment representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto.

(iii) The undersigned has evaluated the risks of this investment in the Company, including those risks particularly described in the Offering Circular, and has determined that the investment is suitable for him, her or it. The undersigned has adequate financial resources for an investment of this character, and at this time could bear a complete loss of his investment. The undersigned understands that any projections or other forward-looking statements that were made in the Offering Circular are mere estimates and may not reflect the actual results of the Company's operations. The undersigned understands that the Use of Proceeds made in the Offering Circular are estimates, are not binding, and are subject to the Company's discretion, and may not reflect the actual use of proceeds by the Company of the funds they receive from this offering and from your investment.

(iv) The undersigned understands that the Shares are not being registered under the Securities Act of 1933, as amended (the "1933 Act") on the ground that the issuance thereof is exempt under Regulation A of Section 3(b) of the 1933 Act, and that reliance on such exemption is predicated in part on the truth and accuracy of the undersigned's representations and warranties, and those of the other purchasers of Shares.

(v) The undersigned understands that the Shares are not being registered under the securities laws of certain states on the basis that the issuance thereof is exempt as an offer and sale not involving a registerable public offering in such state, since the Shares are "covered securities" under the National Securities Market Improvement Act of 1996. The undersigned understands that reliance on such exemptions is predicated in part on the truth and accuracy of the undersigned's representations and warranties and those of other purchasers of Shares. The undersigned covenants not to sell, transfer or otherwise dispose of a Share unless such Share has been registered under the applicable state securities laws, or an exemption from registration is available.

(vi) The amount of this investment by the undersigned does not exceed 10% of the greater of the undersigned's net worth, not including the value of his/her primary residence, or his/her annual income in the prior full calendar year, as calculated in accordance with Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended, unless the undersigned is an "accredited investor," as that term is defined in Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended, or is the beneficiary of a fiduciary account, or, if the fiduciary of the account or other party is the donor of funds used by the fiduciary account to make this investment, then such donor, who meets the requirements of net worth, annual income or criteria for being an "accredited investor."

(vii) The undersigned has no need for any liquidity in this investment and is able to bear the economic risk of his investment for an indefinite period of time. The undersigned has been advised and is aware that: (a) there is no public market for the Shares and a public market for the Shares may not develop; (b) it may not be possible to liquidate the investment readily; and (c) the Shares have not been registered under the Securities Act of 1933 and applicable state law and an exemption from registration for resale may not be available.

(viii) All contacts and contracts between the undersigned and the Company regarding the offer and sale to him or her of Shares have been made within the state indicated below his signature on the signature page of this Subscription Agreement and the undersigned is a resident of such state.

(ix) The undersigned has relied solely upon the Offering Circular and independent investigations made by him or her or his or her representatives and advisors with respect to the Shares subscribed for herein, and no oral or written representations beyond the Offering Circular have been made to the undersigned or relied upon by the undersigned by the Company, its representatives or assigns, or any other person or entity.

(x) The undersigned agrees not to transfer or assign this subscription or any interest therein.

(xi) The undersigned hereby acknowledges and agrees that, except as may be specifically provided herein, the undersigned is not entitled to withdraw, terminate or revoke this subscription.

(xii) If the undersigned is a partnership, corporation, limited liability company or trust, it has been duly formed, is validly existing, has full power and authority to make this investment, and has not been formed for the specific purpose of investing in the Shares. This Subscription Agreement and all other documents executed in connection with this subscription for Shares are valid, binding and enforceable agreements of the undersigned.

(xiii) The undersigned meets any additional suitability standards and/or financial requirements that may be required in the jurisdiction in which he or she resides, or is purchasing in a fiduciary capacity for a person or account meeting such suitability standards and/or financial requirements, and is not a minor.

3. Escrow arrangements. Payment for the Shares shall be received by Prime Trust LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company at least two days prior to the applicable closing, in the amount as set forth on the signature page hereto. Upon such closing, the Escrow Agent shall release such funds to the Company.

4. Issuer-Directed Offering; No Underwriter. The undersigned understands that the offering is being conducted by the Company directly (issuer-directed) and the Company has not engaged a selling agent such as an underwriter or placement agent. The undersigned acknowledges and agrees that Dalmore Group LLC has been engaged to serve as an accommodating broker- dealer and to provide certain technology and transaction facilitation. Dalmore Group LLC is not participating as an underwriter. The undersigned acknowledges that Dalmore Group LLC has neither solicited your investment in the Company, recommended the Shares, provided any advice, including investment advice, nor is Dalmore Group LLC distributing the Offering Circular or making any oral representations concerning the offering. Dalmore Group LLC has not and will not conduct extensive due diligence of this offering and the undersigned should not rely on Dalmore Group LLC's involvement in this offering as any basis for a belief that it has done extensive due diligence.

5. Foreign Investors. If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents that he or she has satisfied himself or herself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6. Valuation. The undersigned acknowledges that the price of the Shares was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The undersigned further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that the undersigned's investment will bear a lower valuation.

7. Indemnification. The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, broker- dealers, placement agents, Shareholders and other agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein or made through www.equityforpunksusa.com, www.BrewDog.com and/or www.BankRoll.Ventures or otherwise being untrue or inaccurate, or because of a breach of this agreement by the undersigned. The undersigned hereby further agrees that the provisions of Section 7 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Shares. The undersigned hereby grants to the Company the right to setoff against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney's fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 7 of this Subscription Agreement.

8. Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he, she or it will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty-eight percent (28%) withholding on interest or dividends paid to the holder of the Shares.

9. Governing Law. This Subscription Agreement will be governed by and construed in accordance with the laws of the State of Ohio. The venue for any legal action under this Agreement will be in the proper forum in the County of Franklin, State of Ohio.

10. Acknowledgement of Risks Factors. The undersigned has carefully reviewed and thoroughly understands the risks associated with an investment in the Shares as described in the Offering Circular. The undersigned acknowledges that this investment entails significant risks.

The undersigned has (have) executed this Subscription Agreement on this ____  day of _______, 20____.

SUBSCRIBER

______________________________

Signature

_____________________________

(Print Name of Subscriber)

______________________________

(Street Address)

______________________________

(City, State and Zip Code)

______________________________

(Social Security or Tax Identification Number)

Number of Shares ___________________________

Dollar Amount of Shares (At $60.00 per Share) _______________________

SUBSCRIPTION ACCEPTED:

___________________________ DATE: ___________________________

Brew Dog USA, Inc.

By: Jason Block

Chief Executive Officer

____________________________________________________________

EXHIBIT 1A-8

ESCROW AGREEMENT WITH

PRIMETRUST LLC

____________________________________________________________

Escrow Services Agreement

This Escrow Services Agreement (this "Agreement") is made and entered into as of APRIL 27, 2020 by and between Prime Trust, LLC ("Prime Trust" or "Escrow Agent"), BrewDog USA, Inc. (the "Issuer") and StartEngine Primary (the "Broker").

Recitals

WHEREAS, the Issuer proposes to offer for sale and sell securities to prospective investors ("Subscribers"), as disclosed in its offering materials, in a registered offering pursuant to the Securities Act of 1933, as amended, or exemption from registration (i.e. Regulation A+, D or S) (the "Offering"), the equity, debt or other securities of the Issuer (the "Securities") in the amount of at least $60 (the "Minimum Amount of the Offering") and up to the maximum amount of $39,000,000 (the "Maximum Amount of the Offering").

WHEREAS, Issuer has engaged Broker, a registered broker-dealer with the Securities Exchange Commission and member of the Financial Industry Regulatory Authority, to serve as placement agent or underwriter, as applicable, for the Offering.

WHEREAS, Issuer and Broker desire to establish an Escrow Account, in addition to the existing Escrow Account, in which funds received from Subscribers originated by Broker will be held during the Offering, subject to the terms and conditions of this Agreement.

WHEREAS, Prime Trust agrees to serve as third-party escrow agent for the Subscribers with respect to such Escrow Account (as defined below) in accordance with the terms and conditions set forth herein.

Agreement

NOW THEREFORE, in consideration for the mutual covenants, promises, agreements, representations, and warranties contained in this Agreement and other good and valuable consideration, the receipt and adequacy of which is hereby acknowledged, the parties herby agree as follows:

1.Establishment of Escrow Account. Prior to the Issuer initiating the Offering, and prior to the receipt of the first Subscriber funds, Escrow Agent shall establish a second account for the Issuer (the "Escrow Account") solely for funds generated by subscribers initiated by Broker. All parties agree to maintain the Escrow Account and Escrow Amount (as defined below) in a manner that is compliant with applicable banking and securities regulations. Escrow Agent shall be the sole administrator of the Escrow Account.

2.Escrow Period. The escrow period ("Escrow Period") shall begin with the commencement of the Offering and shall terminate, in whole or in part, as applicable, upon the earlier to occur of the following:

a.The date upon which the Minimum Amount of the Offering is received, in bona fide transactions that are fully paid for with cleared funds, which is defined to occur when Escrow Agent has received gross proceeds of at least the Minimum Amount of the Offering that have cleared in the Escrow Account and the Issuer and/or Broker instructed a partial or full closing on those funds.; or

b.May 10, 2020, if the Minimum Amount of the Offering has not been reached; or

c.The date upon which a determination is made by Issuer and/or their authorized representatives to terminate the Offering; or

d.Escrow Agent's exercise of the termination rights specified in Section 8.

During the Escrow Period, the parties agree that (i) the Escrow Account and escrowed funds will be held for the benefit of the Subscribers, and that (ii) neither Issuer nor the Broker are entitled to any funds received into the Escrow Account, and that no amounts deposited into the Escrow Account shall become the property of Issuer, Broker or any third-party, or be subject to any debts, liens or encumbrances of any kind, until the contingency has been satisfied by the sale of the Minimum Amount of the Offering to such Subscribers in bona fide transactions that are fully paid and cleared.

3.Deposits into the Escrow Account. All Subscribers will be directed by the Issuer and its agents to transmit their data and subscription amounts via Escrow Agent's technology systems ("Issuer Dashboard"), directly to the Escrow Account to be held for the benefit of Subscribers in accordance with the terms of this Agreement and applicable regulations. All Subscribers will transfer funds directly to the Escrow Agent (with checks, if any, made payable to "Prime Trust, LLC as Escrow Agent for Investors in BrewDog USA Equity For Punks #3") for deposit into the Escrow Account. Escrow Agent shall process all subscription amounts for collection through the banking system (except for virtual currencies), shall hold Escrow Amounts, and shall maintain an accounting of each such subscription amount posted to its ledger, which also sets forth, among other things, each Subscriber's name and address, the quantity of Securities purchased, and the amount paid. All subscription amounts which have cleared the banking system, or in the case of virtual currencies are confirm as received, are hereinafter referred to as the "Escrow Amount". No interest shall be paid to Issuer or Subscribers on balances in the Escrow Account. Issuer shall promptly, concurrent with any new or modified subscription agreement (each a "Subscription Agreement") and/or Offering materials, provide Escrow Agent with a copy of such revised documents and other information as may be reasonably requested by Escrow Agent which is necessary for the performance of its duties under this Agreement. Escrow Agent is under no duty or responsibility to enforce collection of any subscription amounts whether delivered to it or not hereunder. Issuer shall cooperate with Escrow Agent with clearing any and all AML and funds processing exceptions.

Funds Hold; Clearing, Settlement and Risk Management Policy: All parties agree that Subscriber funds are considered "cleared" as follows:

*Wires - 24 hours (one business day) following receipt of funds;

*Checks - 10 days following deposit of funds to the Escrow Account;

*ACH - 10 days following receipt of funds;

*Virtual currencies - upon receipt of coins/tokens or USD upon conversion, as agreed;

*Credit and Debit Cards - 24 hours (one business day) following receipt of funds.

For subscription amounts received through ACH transfers, Federal regulations provide Subscribers with the right to recall, cancel or otherwise dispute the transaction for a period of up to 60 days following the transactions. Similarly, subscription amounts processed by credit or debit card transactions are subject to recall, chargeback, cancellation or other dispute for a period of up to 180 days following the transaction. As an accommodation to the Issuer and Broker, subject to the terms of this Agreement, Escrow Agent shall make subscription amounts received through ACH fund transfers available starting 10 calendar days following receipt by Escrow Agent of the subscription amounts and 24 hours following receipt of funds for credit and debit card transactions. Notwithstanding the foregoing, all cleared subscription amounts remain subject to internal compliance review in accordance with internal procedures and applicable rules and regulations. Escrow Agent reserves the right to deny, suspend or terminate participation in the Escrow Account any Subscriber to the extent Escrow Agent, in its sole and absolute discretion, deems it advisable or necessary to comply with applicable laws or to eliminate practices that are not consistent with laws, rules, regulations or best practices. Prime Trust reserves the right to limit, suspend, restrict (including increasing clearing periods) or terminate the use of ACH, credit card and/or debit card transactions at its sole discretion. Without limiting the indemnification obligations under Section 11 of this Agreement, Issuer agrees that it will immediately indemnify, hold harmless and reimburse the Escrow Agent for any fees, costs or liability whatsoever resulting or arising from funds processing failures, including without limitation chargebacks, recalls or other disputes. Issuer acknowledges and agrees that the Escrow Agent shall not be responsible for or obligated to pursue collection of any funds from Subscribers.

4.Disbursements from the Escrow Account. In the event Escrow Agent does not receive the Minimum Amount of the Offering prior to the termination of the Escrow Period, Escrow Agent shall terminate the Escrow Account and make a full and prompt return of cleared funds to each Subscriber to the Offering. In the event Escrow Agent receives cleared funds for at least the Minimum Amount of the Offering prior to the termination of the Escrow Period, and for any point thereafter and Escrow Agent receives a written instruction from Issuer and Broker (generally via notification on the Issuer Dashboard), Escrow Agent shall, pursuant to those instructions, make a disbursement to the Issuer from the Escrow Account. Issuer acknowledges that there is a 24-hour (one business day) processing time once a request has been received to disburse funds from the Escrow Account. Furthermore, Issuer directs Escrow Agent to accept instructions regarding fees from Broker, including other registered securities brokers in the syndicate, if any, or from the API integrated platform or portal through which this Offering is being conducted, if any.

5.Collection Procedure. Escrow Agent is hereby authorized, upon receipt of Subscriber funds, to promptly deposit them in the Escrow Account. Any Subscriber funds which fail to clear or are subsequently reversed, including but not limited to chargebacks, recalls or otherwise disputed, shall be debited to the Escrow Account, with such debits reflected on the Escrow Account ledger accessible via Escrow Agent's API or Issuer Dashboard as a non-exclusive remedy. Any and all escrow fees paid by Issuer, including those for funds processing are non-refundable, regardless of whether ultimately cleared, failed, rescinded, returned or recalled. In the event of any Subscriber refunds, returns or recalls after funds have already been remitted to Issuer, Issuer and/or Broker hereby irrevocably agree to immediately and without delay or dispute send equivalent funds to Escrow Agent to cover such refunds, returns or recalls. If Issuer has any dispute or disagreement with its Subscriber then that is separate and apart from this Agreement and Issuer and/or Broker will address such matters directly with such Subscriber, including taking whatever actions Issuer and/or Broker determines appropriate, but Issuer and/or Broker shall regardless remit funds to Escrow Agent and not involve Escrow Agent in any such disputes.

6.Escrow Administration Fees, Compensation of Prime Trust. Escrow Agent is entitled to escrow administration fees from Issuer and/or Broker as set forth in Schedule A attached hereto and as displayed on the Issuer Dashboard. Escrow Agent fees are not contingent in any way on the success or failure of the Offering, receipt of Subscriber funds, or transactions contemplated by this Agreement. No fees, charges or expense reimbursements of Escrow Agent are reimbursable, and are not subject to pro-rata analysis. All fees and charges, if not paid by a representative of Issuer (e.g. funding platform, lead syndicate broker, etc.), may be made via either Issuers credit/debit card or ACH information on file with Escrow Agent. Issuer shall at all times maintain appropriate funds in their account for the payment of escrow administration fees. Escrow Agent may also collect its fee(s), at its option, from any other account held by the Issuer at Prime Trust. It is acknowledged and agreed that no fees, reimbursement for costs and expenses, indemnification for any damages incurred by Issuer or Escrow Agent shall be paid out of or chargeable to the Escrow Amount.

7.Representations and Warranties. The Issuer and Broker each covenant and make the following representations and warranties to Escrow Agent:

a.It is duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization and has full power and authority to execute and deliver this Agreement and to perform its obligations hereunder.

b.This Agreement and the transactions contemplated thereby have been duly approved by all necessary actions, including any necessary shareholder or membership approval, has been executed by its duly authorized officers, and constitutes a valid and binding agreement enforceable in accordance with its terms.

c.The execution, delivery, and performance of this Agreement is in accordance with the agreements related to the Offering and will not violate, conflict with, or cause a default under its articles of incorporation, bylaws, management agreement or other organizational document, as applicable, any applicable law, rule or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement, including the agreements related to the Offering, to which it is a party or any of its property is subject.

d.The Offering shall contain a statement that Escrow Agent has not investigated the desirability or advisability of investment in the Securities nor approved, endorsed or passed upon the merits of purchasing the Securities; and the name of Escrow Agent has not and shall not be used in any manner in connection with the Offering of the Securities other than to state that Escrow Agent has agreed to serve as escrow agent for the limited purposes set forth in this Agreement.

e.No party other than the parties hereto has, or shall have, any lien, claim or security interest in the Escrow Amounts or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Amounts or any part thereof.

f.It possesses such valid and current licenses, certificates, authorizations or permits issued by the appropriate state, federal or foreign regulatory agencies or bodies necessary to conduct its respective businesses, and it has not received any notice of proceedings relating to the revocation or modification of, or non-compliance with, any such license, certificate, authorization or permit.

g.Its business activities are in no way related to Cannabis, gambling, pornography, or firearms.

h.The Offering complies in all material respects with the Act and all applicable laws, rules and regulations.

i.All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement of Escrow Amounts.

8.Term and Termination. This Agreement will remain in full force during the Escrow Period and shall terminate upon the following:

a.As set forth in Section 2.

b.Termination for Convenience. Any party may terminate this Agreement at any time for any reason by giving at least thirty (30) days' written notice.

c.Escrow Agent's Resignation. Escrow Agent may unilaterally resign at any time without prior notice by giving written notice to Issuer, whereupon Issuer will immediately appoint a successor escrow agent.

9.Binding Arbitration, Applicable Law, Venue, and Attorney's Fees. This Agreement is governed by, and will be interpreted and enforced in accordance with, the laws of the State of Nevada, as applicable, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the American Arbitration Association, with venue in Clark County, Nevada. The parties consent to this method of dispute resolution, as well as jurisdiction, and consent to this being a convenient forum for any such claim or dispute and waives any right it may have to object to either the method or jurisdiction for such claim or dispute. Furthermore, the prevailing party shall be entitled to recover damages plus reasonable attorney's fees and costs and the decision of the arbitrator shall be final, binding and enforceable in any court.

10.Limited Capacity of Escrow Agent. This Agreement expressly and exclusively sets forth the duties of Escrow Agent with respect to any and all matters pertinent hereto, and no implied duties or obligations shall be read into this Agreement against Escrow Agent. Escrow Agent acts hereunder as an escrow agent only and is not associated, affiliated, or involved in the business decisions or business activities of Issuer, portal, or Subscriber. Escrow Agent is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness, or validity of the subject matter of this Agreement or any part thereof, or for the form of execution thereof, or for the identity or authority of any person executing or depositing such subject matter. Escrow Agent shall be under no duty to investigate or inquire as to the validity or accuracy of any document, agreement, instruction, or request furnished to it hereunder, including, without limitation, the authority or the identity of any signer thereof, believed by it to be genuine, and Escrow Agent may rely and act upon, and shall not be liable for acting or not acting upon, any such document, agreement, instruction, or request. Escrow Agent shall in no way be responsible for notifying, nor shall it be responsible to notify, any party thereto or any other party interested in this Agreement of any payment required or maturity occurring under this Agreement or under the terms of any instrument deposited herewith. Escrow Agent's entire liability, and Broker and Issuer's exclusive remedy, in any cause of action based on contract, tort, or otherwise in connection with any services furnished pursuant to this Agreement shall be limited to the total fees paid to Escrow Agent by Issuer. The Escrow Agent shall not be called upon to advise any party as to the wisdom in selling or retaining or taking or refraining from any action with respect to any securities or other property deposited hereunder. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any reasonable liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Issuer shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

11.Indemnity. Issuer agrees to defend, indemnify and hold Escrow Agent and its related entities, directors, employees, service providers, advertisers, affiliates, officers, agents, and partners and third-party service providers (collectively, "Escrow Agent Indemnified Parties") harmless from and against any loss, liability, claim, or demand, including attorney's fees (collectively "Expenses"), made by any third party due to or arising out of (i) this Agreement or a breach of any provision in this Agreement, or (ii) any change in regulation or law, state or federal, and the enforcement or prosecution of such as such authorities may apply to or against Issuer. This indemnity shall include, but is not limited to, all Expenses incurred in conjunction with any interpleader that Escrow Agent may enter into regarding this Agreement and/or third-party subpoena or discovery process that may be directed to Escrow Agent Indemnified Parties. It shall also include any action(s) by a governmental or trade association authority seeking to impose criminal or civil sanctions on any Escrow Agent Indemnified Parties based on a connection or alleged connection between this Agreement and Issuers business and/or associated persons. The defense, indemnification and hold harmless obligations will survive termination of this Agreement. Escrow Agent reserves the right to control the defense of any such claim or action and all negotiations for settlement or compromise, and to select or approve defense counsel, and Issuer agrees to fully cooperate with Escrow Agent in the defense of any such claim, action, settlement, or compromise negotiations.

12.Entire Agreement, Severability and Force Majeure. This Agreement contains the entire agreement between Issuer and Escrow Agent regarding the Escrow Account. If any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes.

13.Escrow Agent Compliance. Escrow Agent may, at its sole discretion, comply with any new, changed, or reinterpreted regulatory or legal rules, laws or regulations, law enforcement or prosecution policies, and any interpretations of any of the foregoing, and without necessity of notice, Escrow Agent may (i) modify either this Agreement or the Escrow Account, or both, to comply with or conform to such changes or interpretations or (ii) terminate this Agreement or the Escrow Account or both if, in the sole and absolute discretion of Escrow Agent, changes in law enforcement or prosecution policies (or enactment or issuance of new laws or regulations) applicable to the Issuer might expose Escrow Agent to a risk of criminal or civil prosecution, and/or of governmental or regulatory sanctions or forfeitures if Escrow Agent were to continue its performance under this Agreement. Furthermore, all parties agree that this Agreement shall continue in full force and be valid, unchanged and binding upon any successors of Escrow Agent. Changes to this Agreement will be sent to Issuer via email. Escrow Agent may act or refrain from acting in respect of any matter referred to in this Escrow Agreement in full reliance upon and by and with the advice of its legal counsel and shall be fully protected in so acting or in refraining from acting upon advice of counsel. In the event that the Escrow Agent shall be uncertain as to its duties or rights hereunder, the Escrow Agent shall be entitled to (i) refrain from taking any action other than to keep safe the Escrow Amounts until directed otherwise by a court of competent jurisdiction or, (ii) interplead the Escrow Amount to a court of competent jurisdiction.

14.Waivers. No waiver by any party to this Agreement of any condition or breach of any provision of this Agreement will be effective unless in writing. No waiver by any party of any such condition or breach, in any one instance, will be deemed to be a further or continuing waiver of any such condition or breach or a waiver of any other condition or breach of any other provision contained in this Agreement.

15.Notices. Any notice to Escrow Agent is to be sent to escrow@primetrust.com. Any notices to Issuer will be to equitypunksusa@brewdog.com and any notices to the Broker will be sent to etan@dalmorefg.com.

Any party may change their notice or email address giving notice thereof in accordance with this Paragraph. All notices hereunder shall be deemed given: (1) if served in person, when served; (2) if sent by facsimile or email, on the date of transmission if before 6:00 p.m. Eastern time, provided that a hard copy of such notice is also sent by either a nationally recognized overnight courier or by U.S. Mail, first class; (3) if by overnight courier, by a nationally recognized courier which has a system of providing evidence of delivery, on the first business day after delivery to the courier; or (4) if by U.S. Mail, on the third day after deposit in the mail, postage prepaid, certified mail, return receipt requested. Furthermore, all parties hereby agree that all current and future notices, confirmations and other communications regarding this Agreement specifically, and future communications in general between the parties, may be made by email, sent to the email address of record as set forth above or as otherwise from time to time changed or updated in Issuer Dashboard, directly by the party changing such information, without necessity of confirmation of receipt, delivery or reading, and such form of electronic communication is sufficient for all matters regarding the relationship between the parties. If any such electronically-sent communication fails to be received for any reason, including but not limited to such communications being diverted to the recipients' spam filters by the recipients email service provider or technology, or due to a recipients' change of address, or due to technology issues by the recipients' service provider, the parties agree that the burden of such failure to receive is on the recipient and not the sender, and that the sender is under no obligation to resend communications via any other means, including but not limited to postal service or overnight courier, and that such communications shall for all purposes, including legal and regulatory, be deemed to have been delivered and received. No physical, paper documents will be sent to Issuer, including statements, and if such documents are desired then that party agrees to directly and personally print, at their own expense, the electronically- sent communication(s) or dashboard reports and maintaining such physical records in any manner or form that they desire.

16.Counterparts; Facsimile; Email; Signatures; Electronic Signatures. This Agreement may be executed in counterparts, each of which will be deemed an original and all of which, taken together, will constitute one and the same instrument, binding on each signatory thereto. This Agreement may be executed by signatures, electronically or otherwise, and delivered by email in .pdf format, which shall be binding upon each signing party to the same extent as an original executed version hereof.

17.Substitute Form W-9: Section 6109 of the Internal Revenue Code requires Issuer to provide the correct Taxpayer Identification Number (TIN). Under penalties of Perjury, Issuer certifies that: (1) the tax identification number provided to Escrow Agent is the correct taxpayer identification number and

(2) Issuer is not subject to backup withholding because: (a) Issuer is exempt from backup withholding, or, (b) Issuer has not been notified by the Internal Revenue Service that it is subject to backup withholding. Issuer agrees to immediately inform Escrow Agent in writing if it has been, or at any time in the future is, notified by the IRS that Issuer is subject to backup withholding.

18.Survival. Even after this Agreement is terminated, certain provisions will remain in effect, including but not limited to Sections 3, 4, 5, 9, 10, 11, 12 and 14 of this Agreement. Upon any termination, Escrow Agent shall be compensated for the services as of the date of the termination or removal.

19.Access. Escrow Agent, Broker and Issuer agree that Issuer's counsel Kendall Almerico and issuer's primary broker-dealer, Dalmore Group, LLC shall be given full access to the dashboard for this escrow account and will have full transparency as to any and all communications and transactions related to the escrow account and PrimeTrust's services under this Agreement.

[Signature Page Follows]

PrimeTrust

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first above written.

ISSUER:

BrewDog USA, Inc.

By:________________________

Name: Jason Block

Title: CEO

BROKER:

Dalmore Group, LLC

By ________________________

Name: Etan Butler

Title: Chairman

ESCROW AGENT:

Prime Trust, LLC

By:________________________

Name: Scott Purcell

Title: CEO & Chief Trust Officer

SCHEDULE A ESCROW AGENT FEES

•ACH - Per Transaction - Incoming - $1.00

•ACH - Per Transaction - Outgoing - $1.00

•ACH Exception - $5.00

•AML Check - $2.00

•AML Check - International (CA) - $5.00

•AML Check - International (GB) - $5.00

•AML Check - International - $60.00

•Bad Actor Check - $45.00

•Bad Actor Check - International - $160.00

•Check - Stop Payment - $35.00

•Check Processing - Incoming - $10.00

•Check Processing - Outgoing - $10.00

•Disbursement Fee - $150.00

•Escrow Account - $25.00/month

•Escrow Setup - $500.00

•Escrow Termination - $150.00

•Wire Processing - Incoming (domestic) - $15.00

•Wire Processing - Incoming (international) - $35.00

•Wire Processing - Outgoing (domestic) - $15.00

•Wire Processing - Outgoing (international) - $35.00

Misc. Administrative Services (not under contract, but which Escrow Agent agrees to perform at the request of Issuer only), $100 per hour.

Issuer Reconciliation and Cash Management Fee of 50 bps on all new funds in escrow each month, capped at $4,000 per month.

_______________________________________________________________

EXHIBIT 1A-15

BROKER-DEALER SERVICES AGREEMENT WITH

DALMORE GROUP, LLC

_________________________________________________________________

BROKER-DEALER SERVICES AGREEMENT

This Broker-Dealer Selling Agreement (this “Agreement”) is made and entered into as of April 27, 2020 by and between Dalmore Group,  LLC, with its principal place of business at 525 Green Place Woodmere, NY 11598 (“Dalmore”, “us, “our”, or “we”) and BrewDog USA, Inc. with its principal place of business at 96 Gender Road, Canal Winchester, OH 43110 (“Issuer” “you” or “your”) (Dalmore and Issuer being referred to individually as a “Party“ and collectively as “Parties“ herein).

RECITALS:

WHEREAS, Dalmore is a registered broker-dealer in good standing with NYSE/FINRA/SIPC providing administrative, compliance, and other services for market participants, including issuers conducting offerings of securities pursuant to federal and state laws and regulations, in compliance with SEC and FINRA rules, including, but not limited to, Regulation A (also known as “Regulation A+”).  Additionally, Dalmore has developed proprietary administrative and technology methods and tools, performed third-party technology integrations with trusted vendors, and developed operational and compliance business methods to provide administrative and technology related functions in connection with issuers raising capital (together with Section 3(a) below, the “Services”); and

WHEREAS, Issuer is undertaking a capital raising effort pursuant to federal and/or state laws, and in compliance with the rules and regulations of SEC, FINRA, and all other applicable agencies and regulatory bodies, hereby entitled the BrewDog USA, Inc. Regulation A+ Tier 2 Offering (“Offering”); and,

WHEREAS, Issuer wishes to engage Dalmore to perform the Services in connection with the Offering, but not for underwriting or placement agent services (except as noted below). as defined by any law, regulation, agency or regulatory body.

THEREFORE, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

AGREEMENT:

1.The recitals set forth above are true and correct and incorporated herein as if set forth at length.

2. Engagement:

A.Issuer hereby engages and retains Dalmore to perform the Services on Issuer’s behalf and for investors who are represented by and at the discretion of the Issuer, who wish to invest in the Offering. Dalmore shall perform the Services during the Offering period until the earlier of the completion or cancellation of the Offering or the termination of this Agreement. Dalmore hereby accepts such retention.

B.Dalmore will serve as the broker-dealer of record for the Issuer referred investors participating in the Offering, being conducted directly by Issuer on a best efforts basis, and to render such Services consistent with the services it generally provides.

C.Issuer and/or Issuer’s agents agree to provide Dalmore with due diligence materials as it reasonably requests, and as more particularly described on Exhibit A attached hereto and made a part hereof. Dalmore’s provision of any Services under this Agreement is subject to the satisfactory completion of its due diligence.

D.Dalmore will not advise Issuer with the Offering, and will accept the Offering terms and structure as determined solely and exclusively by Issuer and its advisers in meeting its capital needs. Issuer and/or Issuer’s agents will provide Dalmore with the Offering materials and disclosures, including the investor subscription agreement and the Offering Circular or private placement memorandum, or similar documents. Under no circumstances shall any communication, whether oral, written or otherwise, be construed or relied on by Issuer as advice from Dalmore. Issuer unequivocally agrees that Dalmore does not, will not, and has not at any time provided any securities, securities offering, legal, tax or accounting advice to Issuer related to the Regulation A+ Offering, and that any communications related to the Offering and to Issuer’s business, in general, are deemed to be casual conversation, and Issuer represents that it will rely solely on the advice of its own securities, legal, tax, and financial professionals.

3. Services and Responsibilities:

A.Dalmore Responsibilities — Dalmore agrees to:

i.Accept investor data from the Issuer, generally via a reputable software system or technology provider, but also via other means as may be established by mutual agreement;

ii.Dalmore will process potential investors, including, but not limited to, running reasonable background checks for anti-money laundering and PATRIOT Act purposes (together, “AML”), as well as comply with Know Your Customer (“KYC”) rules;

iii.Review and process information from potential investors, including but not limited to running reasonable background checks for AML, IRS tax fraud identification and purposes, and to gather and review responses to customer identification information;

iv.Review the subscription agreement the potential investor is entering into to confirm their participation in the Offering and determine, in our sole and absolute discretion, whether to accept the use of the subscription agreement for the potential investor’s participation;

v.Contact the Issuer and/or the Issuer's agents, if needed, to gather additional information or clarification from prospective investors;

vi.Warrant that we are properly licensed to conduct securities business in the state of the investor’s residence;

vii.Warrant that we are an SEC registered, FINRA member, SIPC insured firm in good standing and licensed to conduct securities business;

viii.Warrant that our personnel who execute and process the transaction are appropriately licensed securities representatives and/or principals, as required by regulations for the business being conducted;

ix.Not compensate any unregistered person with any fees based upon the amount or success of any investment in the Offering;

x.Provide the Issuer with prompt notice about inconsistent, incorrect or otherwise flagged subscriptions;

xi.Provide Issuer and/or the Issuer’s agents with prompt notice for investors and/or transactions we believe they should decline to accept based on our compliance process;

xii.File the necessary broker-dealer forms with FINRA as soon as reasonably practicable after the Issuer and/or Issuer’s agent file or submit documents related to the Offering to the SEC;

xiii.Maintain required files and records;

xiv.Not solicit or sell investors any other services or investment products related to this Offering;

xv.Not provide any investment advice nor any investment recommendations to any investor (declining to accept a transaction is not considered investment advice or a recommendation for purposes of this Agreement) related to this Offering, unless an additional contract for such services is entered into, and incorporated by reference into this Agreement;

xvi.Keep investor details and data confidential and not disclose to any third-party except as required by regulators, by law or in our performance under this Agreement;

xvii.Transmit data to the Issuer's transfer agent in the form of book-entry data for maintaining the Issuer's responsibilities for managing investors and record keeping; and

B.Issuer Responsibilities — Issuer agrees to:

i.Refer investors, at its sole and arbitrary discretion, to Dalmore so that Dalmore may perform the Services as described herein on behalf of Issuer and its clients;

ii.Internally and operationally develop programs and policies to give effect to this objective;

iii.Educate and orientate all Issuer staff on the purposes and goals of this Agreement;

iv.Ensure investors understand they are making a “self-directed” decision, and provide Dalmore with all KYC and AML details and data that we reasonably request and require to meet our regulatory responsibilities and as needed pursuant to our operating policies and procedures;

v.Immediately, but not later than within one (1) business day, notify Dalmore with details of any notices, requests, complaints or actions of or by any regulators, law enforcement, investors, trade associations or legal counsel regarding the Offering;

vi.Ensure non-accredited investors do not exceed their permitted limits when participating in the Offering;

vii.Ensure that you and your staff understand that you, as Issuer, will have a direct relationship with your investors;

viii.Where required by law, establish an escrow account with an unaffiliated bank who is retained to act as escrow agent and in compliance with all laws, rules, and regulations, and specifically SEC Rule 15c2-4, and to ensure that (a) the purchase price is promptly deposited into a separate bank account until the contingency has occurred, and (b) the funds are held by a bank under a written escrow agreement;

ix.If an escrow account is not required by law, establish a bank account acceptable to Dalmore that is retained to hold funds in compliance with all laws, rules, and regulations, and to ensure that (a) the purchase price is promptly deposited into a bank account and (b) the funds are held by the bank until release of said funds are approved by the Issuer after all compliance is completed by Dalmore for investors who have paid said funds;

x.Ensure that you file required forms or documents with the SEC, with state securities departments, and with other all other regulatory authorities as required for the Offering being conducted and the general business of Issuer and represents and understands that Dalmore does not file Blue Sky state notices, SEC registration documents or regulatory reports on behalf of Issuer other than as stated in our responsibilities in subpart 3(A) above;

xi.Not compensate any unregistered person directly or indirectly with any fees, commissions or other consideration based upon the amount, sale of securities or success of an Offering;

xii.Include language in your investor subscription agreement that discloses Issuer is paying broker-related administrative and technology fees in connection to this Offering, some of which will be paid out of escrow against net funds due to the Issuer upon any closing;

xiii.Maintain and ensure that you and your agents or employees are properly registered and compliant with applicable state and federal law and agencies or regulatory bodies, and to obtain all authorizations, approvals, consents, orders, licenses, certificates and permits of and from all governmental and regulatory bodies necessary to perform your obligations hereunder and to your investors specifically, and to your business generally.

xiv.Ensure the marketing and promotional activities you engage in, as related to the Offering, are fair and balanced and in compliance with all applicable laws, rules and regulations, including regulatory guidance and industry best practices.

xv.Comply with the requirements of all applicable laws, rules, and regulations when soliciting investors for the Offering.

xvi.Compensate any person for directly selling securities only if such person is associated with a FINRA member broker-dealer and is appropriately registered with both the SEC and the state(s) in which the investors reside.

C.The Issuer represents that it is familiar with and is not subject to any “bad actor” disqualification provisions contained in any applicable law, rule, or regulation that would disqualify the Offering from reliance on any law, rule, or regulation, and that it or any other relevant person (such as underwriters, placement agents, and the directors, officers and significant shareholders of the issuer) has not experienced a disqualifying event or other violations of any applicable law, rule, or regulation.  Specifically, Issuer is familiar with Rule 262 of Regulation A, and Issuer agrees it and all relevant persons has, does and will comply with such rule, and that it will promptly notify Dalmore in the event any disqualification or disclosure event occurs, is likely to occur, or comes to the Issuer’s or Issuer’s agent’s knowledge during the course of this Offering.

4.Compensation: For services provided under this Agreement, the terms and payments shall be as follows:

A.Facilitation Fees: Facilitation fees, as detailed in Exhibit B, which is incorporated herein, are those that are not conditional upon a specific amount being invested or raised, or the successful closing of the Offering or any other event and are payable to Dalmore regardless of result. All fees payable to Dalmore are facilitation fees and are payable to Dalmore regardless of result. Facilitation fees are charged to Issuer at the time the Services are requested (not completed or acted upon) and are nonrefundable.

B.Exceptions: Fees may be negotiated on a case-by-case basis with Dalmore principals and such agreements must be evidenced in writing. For these purposes, an email from Dalmore to Issuer will constitute sufficient evidence of an alteration to Exhibit B. Any negotiated alteration to the Exhibit B is considered to be a specific, one-time exception and shall not be interpreted to be, or constitute as, an amendment or general waiver of Exhibit B or other terms of this Agreement.

C.Expenses: Issuer shall reimburse Dalmore for any out-of-pocket expenses incurred by us in relation to the Services we provide under this Agreement. Any individual expense more than $500 shall require the prior written approval of Issuer, with email considered an acceptable form of writing. Such expenses are non-contingent and due and payable to Dalmore at the time they are incurred. Under no circumstances will the total out-of-pocket expenses to be reimbursed by the Issuer exceed $10,000.00, not including the FINRA 5110 filing fee and non-refundable due diligence flat fee paid pursuant to Exhibit B, Paragraph 2.

D.Payment Terms: Dalmore will  be paid its facilitation fees by the Issuer via ACH-debit or such other method authorized by the Issuer. Dalmore shall maintain the blotters, books and records of business transacted and amounts due to Dalmore thereunder. The Parties shall have the reasonable right to obtain documentation concerning the details of the payments due.

E.Syndication/Selling Partners: If Issuer, either directly or through Dalmore, enters into selling agreements with any other broker-dealer(s), then Dalmore may charge Issuer for fees due to other parties, so that Dalmore may remit applicable fees to those parties as needed. Issuer acknowledges and unequivocally agrees that Dalmore may have fee-sharing agreements with such syndication partners, which in no way affect the compensation that is due to Dalmore under this Agreement. In no event shall fee-sharing arrangements with syndication partners be interpreted to mean that Dalmore is underwriting or leading the Offering, as Dalmore does not provide these services under this Agreement. Rather, the fee sharing arrangement relates to Services for and administration of the Offering, and other bookkeeping and remittance services provided by Dalmore for Issuer’s convenience.

5. Non-Exclusivity, No Underwriting: Dalmore is not underwriting the Offering. Issuer may, in its sole discretion, offer the opportunity to any broker-dealer(s) to participate in the syndicate and compensate them for selling, advisory, underwriting and other services. This Agreement is otherwise non-exclusive and shall not be construed to prevent either party from engaging in any business activities.

6.Limited License of Trademarks: During the term of this Agreement, Issuer generally has the option to use Dalmore’s name, logo and trademarks on its website and other marketing materials to disclose that Dalmore is acting as a registered broker-dealer, so long as the use of Dalmore’s name, logo or trademarks cannot be construed that the Offering or any transaction is endorsed, recommended, or vetted by Dalmore, or that Issuer or its agents are authorized to act as an agent or a representative of Dalmore.

7.Independent Contractor: It is agreed that Dalmore and Issuer are independent contractors for the business and Services provided hereunder. Under no circumstances shall this Agreement be deemed to imply or infer that Issuer and Dalmore have anything other than an arm’s length and independent relationship. Both Dalmore and Issuer shall be individually responsible and liable for their own respective federal, state, local and other taxes or fees, as well as all costs associated with their businesses.

8.Term and Termination: This Agreement is effective beginning with the date set forth above, and unless terminated shall continue for as long as the Offering remains open and active.

A.Either Party may terminate this Agreement without cause by giving ten (10) days written, email notice to the other at any time. Such termination shall only affect future business and not apply to transactions or other business conducted prior to the date of termination;

B.Either Party may terminate their participation in this Agreement with cause by giving two (2) business days written, email notice to the other at any time setting forth the “for cause” basis for termination.  Unless such “for cause” basis is cured within five (5) days after notice, the termination shall then become in full force and effect;

C.In the event of any termination, unless such termination is for cause (including any regulatory actions or investigations, or complaints filed by investors or persons associated with the issuer or the Offering, collectively “for cause”) the Parties shall cease referring and processing investors;

D.Provided, however, that no termination of this Agreement shall deprive Dalmore of any fees to which it is entitled pursuant to this or any other operative agreement and, specifically, Dalmore shall remain entitled to any fees for any services rendered prior to, or for any fees accrued, but not yet paid, as of such termination.

9. Indemnification: Each Party (each, an “Indemnifying Party”) shall indemnify, hold harmless, and defend the other Party and such other Party’s officers, directors, employees and agents (each such person, an “Indemnified Party”) against any losses, claims, damages or liabilities, joint or several, and expenses (including, without limitation, reasonable attorney’s fees, incurred by such Indemnified Party in connection with investigating or defending against such loss, claim, damage, liability or action) to which any Indemnified Party may become subject (a “Claim”), insofar as such Claim (or actions in respect thereof) arises out of a material breach of any of the covenants, agreements, representations or warranties of the Indemnifying Party contained in this Agreement or the Indemnifying Party’s actions or obligations.  As a condition to being indemnified under this Agreement, the Indemnified Party shall: (i) promptly notify the Indemnifying Party of the Claim; (ii) allow the Indemnifying Party control of the defense and settlement of a Claim; and (iii) provide assistance, at the Indemnifying Party’s expense, in defending or settling the Claim.

10. Confidentiality and Mutual Non-Disclosure: It is acknowledged that in the performance of this Agreement each party may become aware of and/or in possession of confidential, nonpublic information of the other party. Except as necessary in this Agreement’s performance, or as authorized in writing by a Party or by law, the Parties (and their affiliated persons) shall not disclose or make use of such non-public information. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Issuer acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require Dalmore to maintain copies of practically all data, including communications and Offering materials, regardless of any termination of this Agreement. Notwithstanding the foregoing, information which is, or was, in the public domain (including having been published on the internet) is not subject to this section.

11. Notices: All notices given pursuant to this Agreement shall be in writing and sent via email to Keith Bliss, Senior Vice President Head of Investment Banking, Dalmore & Co., LLC, at kbliss@Dalmore.com and to Issuer via Allison Green at ally@brewdog.com.

12. Binding Arbitration, Applicable Law and Venue, Attorneys Fees: This Agreement is governed by, and will be interpreted and enforced in accordance with the regulations of the SEC and FINRA, and laws of the State of New York, without regard to principles of conflict of laws. Any claim or dispute arising under this Agreement may only be brought in arbitration, pursuant to the rules of the Financial Industry Regulatory Authority (“FINRA”), with venue in New York, New York. Each of the Parties hereby consents to this method of dispute resolution, as well as jurisdiction, and waives any right it may have to object to either the method, venue or jurisdiction for such claim or dispute. Any award an arbitrator makes will be final and binding on all Parties and judgment on it may be entered in any court having jurisdiction. Furthermore, the prevailing Party shall be entitled to recover damages plus reasonable attorney’s fees.

13.Entire Agreement, Amendment, Severability and Force Majeure: This Agreement contains the entire agreement between Issuer and Dalmore regarding the subject matter hereof. If any provision of this Agreement is held invalid, the remainder of this Agreement shall continue in full force and effect. Furthermore, no Party shall be responsible for any failure to perform due to acts beyond its reasonable control, including acts of regulators, acts of God, terrorism, shortage of supply, labor difficulties (including strikes), war, civil unrest, fire, floods, electrical outages, equipment or transmission failures, internet interruptions, vendor failures (including information technology providers), or other similar causes. This Agreement may be amended only by a writing signed by both Parties and may not be assigned without the written consent of the other Party.

14.Taxpayer Identfication: Section 6109 of the Internal Revenue Code requires us to provide you with our Taxpayer Identification Numbers (TIN).

Company Name: Dalmore Group, LLC

Contact:Etan Butler

Address:525 Green Place

Woodmere, NY 11598

Tax ID Number (EIN):20-2658095

[X]We are exempt from backup withholding.

Under penalties of perjury, Dalmore hereby certifies that the number shown above is our correct taxpayer identification number, that we are not subject to backup withholding, and that we are a U.S. person.

15.Counterparts: This Agreement may be executed in any number of counterparts and will be binding when it has been executed and delivered by the last signatory hereto to execute a counterpart.  A facsimile or electronic transmission of a signature shall be deemed to constitute an original signature for purposes of this Agreement.  Issuer and Dalmore hereby consent and agree that electronically signing this Agreement constitutes each parties signature, acceptance and agreement as if signed in writing.

16.Acknowledgment: The wording of this Agreement was reviewed and accepted by each Party and their legal counsel prior to execution.  It shall be deemed that this Agreement was drafted equally by the Parties, and neither Party shall be entitled to have any wording of this Agreement construed for or against the other Party in the event of any dispute arising in connection with this Agreement.  Further, the undersigned warrant and represent that in executing this Agreement, they have full authority to execute the Agreement and bind themselves and others hereto.  The Parties further represent that they have been independently represented by counsel of their own choice and that each Party has made a full investigation in the facts surrounding the Agreement and that each enters into this Agreement based upon that investigation and upon the advice of their respective counsel.

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[SIGNATURE PAGE FOLLOWS]

The parties have entered into this Agreement as of the day and date set forth above.

BrewDog USA, Inc.

By: ______________________________

Name: Jason Block

Title: CEO

E-mail: jason.block@brewdog.com

Dalmore Group, LLC

By: ______________________________

Name: Etan Butler

Title: Chairman

E-mail: etan@dalmorefg.com

EXHIBIT A

Due Diligence Materials

1.Bad Actor (230.262 Disqualification provisions) checks for all natural persons or entities;

2.Filings made by the Issuer and/or Issuer’s agent to the SEC or state regulatory authorities related to this Offering;

3.All other due diligence materials to be requested by Dalmore or any third party affiliate of Dalmore related to due diligence.

EXHIBIT B

FACILITATION FEE SCHEDULE

1.Fee structure for capital raised:

a.Five percent (5.00%) of capital raised up to the first $10 million raised;

b.for all capital raised between $10,000,001 and $15,000,000, a fee of 5.5%;

c.for all capital raised between $15,000,001 and $20,000,000, a fee of 6.0%;

d.for all capital raised between $20,000,001 and $25,000,000, a fee of 6.5%;

e. for all capital raised between $25,000,001 and $30,000,000, a fee of 7.0%;

f. for all capital raised between $30,000,001 and $35,000,000, a fee of 7.5%;

g. for all capital raised between $35,000,001 and $39,000,000, a fee of 8.0%.

2.FINRA 5110 filing fee, $39 million X 0.015% + $500 = $6,350.00, and a non-refundable due diligence flat fee of $6,500.00 due and payable upon the signing of this agreement.

3. If FundAmerica/Prime Trust (“FA/PT”) is used in the offering, subject to change if FA/PT has changed their fee structure when they are contracted to provide services to issuer:

a.Technology fees: $500 one-time FA/PT technology set-up fee, $500 per month per web site FA/PT Invest-Now button and API integrations, includes Plug’n Play transaction engine, eSignature system, NACHA debit authorization, dashboard tools & reports, syndication tools, automated email notification system;

b.FA/PT $25 per batch Accounting Batch Fee (one-time fee per distribution batch);

c.FA/PT AML fees of $2 per US individual, $5 per US entity or CA/UK Individual, $60 per non-US/UK individual, $75 per non-US entity;

d.FA/PT escrow fees: $500 one-time escrow account set-up fee, $25 per month account fee;

e.FA/PT transaction fees: ACH/BAC fees of $1 per transaction processing fee, $5.00 per ACH exception fee, $15 per US wire, $35 per non-US wire, $10 per US check, $2.50 per transaction accounting fee;

f.FA/PT Issuer Reconciliation & Cash Management fees: On all funds raised on a monthly basis, a fee of 50bps on all funds raised during that month (not cumulative funds) and capped at $4,000 per month;

g.Issuer Bad Actor checks: $45 per US control person (or US entity), $100 per non-US control person, $160 per non-US control person (entity);

h.In addition, if credit or debit cards are accepted, the merchant services provider will charge approximately 4 - 4.5% per transaction processing fee US credit cards, 5% per transaction processing fee non-US credit cards.

4. If companies other FA/PT are used in the offering to provide similar services to those offered by

FA/PT, those additional companies’ fee schedules will replace those set out in 3(a)-(h) above.